UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 11, 2017

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release - **ANGLOGOLD ASHANTI LIMITED – DISTRIBUTION OF NOTICE OF ANNUAL GENERAL MEETING**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

11 April 2017

NEWS RELEASE

NOTICE OF ANNUAL GENERAL MEETING

The notice of 73rd Annual General Meeting of AngloGold Ashanti (AGM), which incorporates summarised financial statements for the year ended 31 December 2016, has been distributed to AngloGold Ashanti shareholders on 10 April 2017.

The AGM will be held on Tuesday, 16 May 2017 at the Auditorium, 76 Rahima Moosa Street, Newtown, Johannesburg, South Africa, at 11:00 am (SA time).

Salient dates:

- The record date for the purposes of receiving notice of the AGM (being the date on which a shareholder must be registered in the Company's register of shareholders in order to receive the notice of AGM), shall be the close of business on Friday, 31 March 2017.

- The record date for the purposes of participating in and voting at the AGM (being the date on which a shareholder must be registered in the Company's register of shareholders in order to participate in and vote at the AGM) shall be the close of business on Friday, 5 May 2017.

- Last day to trade in AngloGold Ashanti securities in order to be eligible to participate in and vote at the AGM is Tuesday, 2 May 2017.

The AngloGold Ashanti's suite of 2016 annual reports is available on the Company's website (www.aga-reports.com).

ENDS

Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

Contacts

Media

Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 646 880 4526 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 11, 2017

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance